UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
September 30, 2016

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

CSG Systems International, Inc.

File No. 000-27512 -CF#33471
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CSG Systems International, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-K filed on February 29, 2016, as modified with respect to Exhibit 10.24AZ by the same contract refiled with fewer redactions as Exhibit 10.24AZ to a Form 10-K/A filed August 29, 2016.

Based on representations by CSG Systems International, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.22R	through June 30, 2019
Exhibit 10.22S	through June 30, 2019
Exhibit 10.24AW	through March 31, 2017
Exhibit 10.24AX	through March 31, 2017
Exhibit 10.24AY	through March 31, 2017
Exhibit 10.24AZ	through March 31, 2017

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary